                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-3385



                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                                (Title of Plan)



                              H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)



                  1 PPG Place, Suite 3100 Pittsburgh, PA 15222
         (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements, schedule and report are attached hereto:

1.   Report of Independent Registered Public Accounting Firm

2. Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009

4.   Notes to Financial Statements

5.   Supplemental Schedule:

          Form 5500, Schedule H, line 4i Schedule of Assets (Held at End of Year) as of December 31, 2009

     Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Independent Registered Public Accounting Firm dated June 16, 2010 is filed herein.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                  H. J. HEINZ COMPANY SAVER PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                          By:  /s/ RANDOLPH W. KEUCH
                                             ...................................
                                                   Randolph W. Keuch
                                                   Vice President, Total Rewards



June 15, 2010

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants of the
H. J. Heinz Company SAVER Plan and the Employee
Benefits Administration Board:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company SAVER Plan (the "Plan") at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
June 16, 2010

                              H. J. HEINZ COMPANY
                                   SAVER PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                  December 31,
                                                                        --------------------------------
                                                                           2009                 2008
                                                                        -----------          -----------
     Assets:

        Investment in Master Trust, at fair value                       $63,188,869          $54,765,904

        Cash equivalents                                                    158,272              150,496

        Participant loans receivable                                      3,382,934            3,546,963

        Interest receivable on cash equivalents                                  27                   94

        Contributions receivable:
            Participant                                                      51,702               98,470
            Employer                                                         21,217               38,207
                                                                        -----------          -----------
                Total contributions receivable                               72,919              136,677
                                                                        -----------          -----------


                Total Assets                                             66,803,021           58,600,134
                                                                        -----------          -----------
      Liabilities:

         Accrued administrative expenses                                      1,100                7,157
                                                                        -----------          -----------
                Total Liabilities                                             1,100                7,157
                                                                        -----------          -----------
     Net Assets Available for Benefits at fair value                     66,801,921           58,592,977

         Adjustment from fair value to contract value for fully
              benefit-responsive investment contracts                        40,865              112,408
                                                                        -----------          -----------
     Net Assets Available for Benefits                                  $66,842,786          $58,705,385
                                                                        ===========          ===========








    The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                                   SAVER PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 2009


     Additions:
        Net change in Investment in Master Trust     $  9,769,045
        Participant contributions                       4,213,615
        Employer contributions                          2,541,559

                                                     ------------
                Total additions                        16,524,219
                                                     ------------

     Deductions:
        Withdrawals and Distributions                   6,858,608
        Administrative expenses                            66,199
        Transfer to successor plan                      1,462,011
                                                     ------------
                Total deductions                        8,386,818
                                                     ------------


     Net increase in net assets available
        for benefits for the year                       8,137,401

     Net assets available for benefits at
        the beginning of the year                      58,705,385

     Net assets available for benefits at            ------------
        the end of the year                          $ 66,842,786
                                                     ============



    The accompanying notes are an integral part of the financial statements.

                         H. J. HEINZ COMPANY SAVER PLAN
                          Notes to Financial Statements

(1) PLAN DESCRIPTION:

       The following description of the H. J. Heinz Company ("Company") SAVER Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

           General

       The Plan is a defined contribution plan covering eligible hourly employees actively employed by the Company or any of its affiliated companies, and who are in a division, or plant of a division, of the Company authorized to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

       The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board") upon the recommendation of the Investment and Retirement Plan Oversight Committee of the Company. The members of the Committee are not compensated for serving on the Committee.

       The Bank of New York Mellon is trustee ("Trustee") of the Plan.

           Eligibility

       Regular full time employees are eligible to participate in the Plan beginning with their employment commencement date subject to any probationary period for the specific work unit. Other employees are eligible to participate after completion of 1,000 hours of work.

           Investment Risks

       The Plan provides for various investment options as described in Note 6. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

           Contributions

       Participant contributions to the Plan may be either tax-deferred or after-tax. The total of a participant's tax-deferred and after-tax contributions may not exceed 20% of their compensation. A participant may make contributions into one or more of the investment funds as described in Note 6, in whole percentages.

       Tax-deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code of 1986, as amended (the "Code") rules. Tax-deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $16,500 ($22,000 if over age 50) in 2009 and $15,500 ($20,500 if over age 50) in 2008. The Committee gives a participant affected by these limitations timely notification.

                         H. J. HEINZ COMPANY SAVER PLAN
                   Notes to Financial Statements (Continued)


           Contributions (continued)

       Participating locations may make matching contributions in the form of Company stock, on a monthly basis. The Board makes the determination of the amount of such contribution after considering recommendations made by appropriate officers of participating affiliated companies or divisions. The amount of such contribution differs by work location. For locations participating, the matching contributions for the years ended December 31, 2009 and 2008 ranged from $.50 to $1.00 per each tax deferred dollar for a total match of up to 5% of participants' eligible earnings. The Company reserves the right to limit the maximum amount of matching contributions that may be contributed on behalf of any participant. The matching contributions may be immediately reallocated into one of the other investment options by participants.


       Additionally, the Company may, but is not required to, contribute for each Plan year an additional supplemental amount determined by the Committee. The supplemental contribution is allocated to the supplemental contribution accounts of all eligible participants on a pro rata basis according to the ratio of each participant's earnings for the plan year to the total earnings of all participants for the plan year. Supplemental contributions are reflected in the Plan financial statements in the year in which the Committee approves them. There was no supplemental contribution during 2009.

       At certain locations, the Company makes monthly, age-related contributions to the accounts of eligible employees who direct the investment of such contributions into one or more of the investment funds described in Note 6. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants who are less than 30 years old to a rate of 8.5% for participants who are 65 years old and over.

       A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are transferred from other retirement plans are held in a separate rollover account.

           Investment Options

       Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment options selected by the Committee. The current offering includes eight Vanguard mutual funds, two Fidelity mutual funds, one Fidelity stable value common collective trust (CCT) and four other mutual funds in addition to the H. J. Heinz Company Stock unitized investment (Company Stock Investment). The Company Stock Investment holds a temporary investment fund (TIF), sponsored by the Trustee, for liquidity. The TIF is also categorized as a CCT. An additional TIF is held to pay Plan expenses.

           Participant Accounts

       Each participant's account is credited with the participant's contributions, the Company's matching, supplemental, and age-related contributions, and Plan earnings. The Company's matching, supplemental and age-related contributions are based on participants' eligible earnings while each participant's investment earnings are determined by the results of the underlying investments selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

       The value of a participant's tax-deferred account, after-tax account, and rollover account is fully vested at all times.

       Participants' matching accounts, age-related and supplemental accounts vest after three years of service. However, regardless of a participant's years of service, job elimination, workforce reduction, termination of employment in the year of attainment of age 55, or after attainment of age 65, total and permanent disability, or death, any non-vested accounts automatically vest.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

           Withdrawals and Distributions

       A participant may elect to withdraw from their after-tax or rollover account up to 100% of their account balance.

       A participant's tax-deferred contributions will be available for withdrawal if:

           (a) The participant is eligible for a "hardship" withdrawal in accordance with the rules established by the Internal Revenue Service ("IRS"), or

           (b)     The participant has attained age 59 1/2.

       A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, death, education or housing.

       A participant may not make withdrawals from the Company matching, supplemental, or age-related accounts during active employment unless they are required to take a minimum distribution because they become age 70 1/2.

       A participant, upon termination of service, may either receive a lump-sum payment of their account balance or transfer their account balance to the trustee or custodian of another eligible retirement plan. Upon retirement, a participant may transfer their account balance to the Employees' Retirement System to purchase an annuity.

           Participant Loans

       Participants may request a loan from their accounts. The minimum loan is $1,000 and the maximum is the lesser of $50,000 or 50% of the vested value of their account. Participants are charged a $50 loan processing fee. The interest rate is set based on the prime rate in effect on the last day of the month before the loan is issued plus 1%. The Plan also administers participant loans of plans that were merged in the Plan. The interest rates for all outstanding loans for the years ended December 31, 2009 ranged from 4.25% to 9.25% (the range was from 5.0% to 9.25% in 2008).

       Outstanding loans, which are secured by participants' interest in the Plan, are repaid through payroll deduction, subject to rules permitting prepayment. Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the loan principal are allocated first to the participant's after-tax account, and then to the participant's tax-deferred account. Payments of loan interest are allocated to the participant's after-tax account and tax-deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment elections in effect at the time such interest or principal repayment is received by the Trustee.

       In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59 1/2.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


           Cash Equivalents

       Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

           Plan Termination

       The term of the Plan is indefinite, subject to termination at any time by the Board. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will become fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.

           Administration Expenses

       The Trustee pays expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust funds unless paid by the Company. Expenses are paid from Plan assets up to 15 basis points of the net asset value during the plan year. The Company pays any Plan expenses not covered by the basis points accrual and the TIF interest. For the year ended December 31, 2009, Plan expenses were $66,199. Expenses are allocated to each investment fund based on the fund's proportion of the total asset value of the Plan.

       The Company, as permitted by ERISA, may obtain reimbursement from Company-sponsored employee benefit plans for certain employee expenses incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. For the year ended December 31, 2009, no Company employee administrative expenses were charged to the Plan.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Basis of Accounting

       The accompanying financial statements are presented on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States. Benefits are recorded when paid.

           Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

           Other

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the net change in investment in master trust on the statement of changes in net assets. Also included in the net change in investment in master trust are dividends and interest earned for the year and the net of new participant loans issued and loan repayments, including interest.

           Investment Valuation and Income Recognition

       The Plan holds an interest in the assets of the H. J. Heinz Defined Contribution Master Trust. The Plan's investments are stated at fair value and consist of various registered investment companies, a stable value common collective trust fund (Fidelity Managed Income Portfolio
       (MIP)) and H. J. Heinz Company stock. Valuation methodologies for each type of investment are discussed within footnote 7 - Fair Value Measurements. As discussed in the following paragraph, the Plan's investment in the MIP is presented at fair value with an adjustment to contact value.

       An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Fidelity Managed Income Portfolio is a fully benefit-responsive investment contract.

       Purchases and sales of investments are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

(3)  RELATED PARTY TRANSACTIONS:

       The Plan holds a total of $385,753 of TIF which is managed by the Trustee of the Plan as of December 31, 2009. The Company stock investment holds $227,481 of TIF for liquidity. The remainder is maintained to pay Plan expenses. Therefore, these transitions qualify as party-in-interest transactions.

       Certain Plan investments are publicly traded common stock of H.J. Heinz Company, the Plan Sponsor. The Plan purchased 50,669 shares of Company stock at a cost of $1,866,979 and sold 43,213 shares of Company stock for $1,532,924 during Plan year 2009. The Plan received $568,673 in dividends during the 2009 Plan year.

(4) FEDERAL INCOME TAXES:

       The IRS has made a determination that the Plan is a qualified plan under
       Section 401(a) of the Code. Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

       The IRS has determined and informed the Company by letter dated February 12, 2009 that the Plan, as amended and restated effective January 1, 2007 is designed in accordance with applicable sections of the Code. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, and that the Plan contains a qualified cash or deferred arrangement within the meaning of
       Section 401(k) of the Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

       Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

(5) FORFEITURES:

       Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon voluntary termination of employment or discharge for cause. These forfeitures are used to reduce Company contributions. As of December 31, 2009 and 2008, forfeited non-vested accounts totaling $124,333 and $82,781, respectively, were included in the Plan. For the year ended December 31, 2009, the use of forfeited non-vested accounts reduced Company contributions by $192,044.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(6) MASTER TRUST:

       The Company has a Master Trust arrangement with the Trustee. The Trustee maintains separate accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or the Trust as a whole. The following tables present the Master Trust information for the Plan.


                                                                                                    SAVER Plan
                                               Fair Value of                                      % Interest in
                                               Investment of    Dividends and     Net Change in     the Master
December 31, 2009                               Master Trust   Interest Income   the Fair Value       Trust
                                               -------------   ---------------   --------------   -------------
COMPANY STOCK INVESTMENT FUND

Retirement and Savings Plan Company Stock       $ 87,368,909     $ 3,194,149       $10,485,517           --

SAVER Plan Company Stock                          15,131,807         569,140         1,753,826       100.00%

MUTUAL FUNDS

Retirement Govt. Money Market                     63,298,583         202,061           211,039        20.03%

Intermediate Bond Fund                            20,351,092         806,410         2,698,064         6.93%

Fixed Income Long-Term Securities Fund            18,540,065         968,207         1,285,551         7.94%

Wellington Fund                                   65,941,862       2,022,160        11,582,552        23.32%

Windsor II Fund                                   38,035,531         890,774         8,222,033         5.52%

Institutional Index Fund                          40,739,215         869,743         8,622,050         7.60%

Explorer Fund                                     13,841,535          45,036         3,656,063         5.71%

International Growth Fund                         22,330,938         394,983         6,366,850         5.63%

Lord Abbett Small Cap Value Fund                  13,678,279              --         3,214,196         6.32%

Small Cap Index Fund                               4,535,209          50,001         1,038,986         9.41%

Harbor International Fund                         14,525,433         182,792         3,994,401         6.76%

Institutional Developed Markets Index Fund         5,003,451          54,400         1,046,262         6.99%

Oppenheimer Developing Markets                    27,661,651         109,363        11,299,109        10.96%

Growth Fund of America                            33,518,954         354,758         8,693,670         6.02%

COMMON COLLECTIVE TRUST

Managed Income Portfolio                          35,048,118         567,559           567,559         6.27%

Adjustment from fair value to contract value         651,725              --                --         6.27%
                                                ------------     -----------       -----------
Total Master Trust                              $520,202,357     $11,281,536       $84,737,728        12.15%
                                                ============     ===========       ===========

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

(6) MASTER TRUST (CONTINUED):


                                                                                                               SAVER  Plan
                                                        Fair Value of                                         % Interest in
                                                        Investment of    Dividends and    Net Change in the     the Master
December 31, 2008                                       Master Trust    Interest Income       Fair Value          Trust
                                                       --------------   ---------------   -----------------   -------------
COMPANY STOCK INVESTMENT FUND

Retirement and Savings Plan Company Stock               $ 71,194,639      $ 2,999,594        ($17,145,360)            --

SAVER Plan Company Stock                                  13,073,489          540,550          (3,180,063)        100.00%

MUTUAL FUNDS

Retirement Govt. Money Market                             76,282,886        1,683,816           1,676,869          17.96%

Intermediate Bond Fund                                    15,481,430          806,322          (1,020,626)         10.00%

Fixed Income Long-Term Securities Fund                    14,722,862          894,448             261,648           7.46%

Wellington Fund                                           51,720,631        2,211,746         (13,775,998)         23.73%

Windsor II Fund                                           30,582,002        1,256,628         (18,662,693)          5.76%

Institutional Index Fund                                  31,940,891          976,571         (19,177,497)          8.03%

Explorer Fund                                              9,667,944           89,707          (6,948,484)          6.22%

International Growth Fund                                 15,148,016          665,953         (13,354,477)          5.41%

Lord Abbett Small Cap Value Fund                          10,365,027           66,572          (4,869,491)          7.66%

Small Cap Index Fund                                       2,720,597           56,230          (1,524,648)         10.22%

Harbor International Fund                                 10,014,708          189,802          (8,247,869)          7.43%

Institutional Developed Markets Index Fund                 3,475,118          182,609          (2,525,210)          8.16%

Oppenheimer Developing Markets                            13,371,133          296,852         (14,009,797)         11.53%

Growth Fund of America                                    24,434,360          385,147         (15,755,669)          6.39%

COMMON COLLECTIVE TRUST

Managed Income Portfolio                                  29,775,255        1,006,976           1,006,976           7.13%

Adjustment from fair value to contract value               1,576,478               --                  --           7.13%
                                                        ------------      -----------       -------------
                 Total Master Trust                     $425,547,466      $14,309,523       ($137,252,389)          12.9%
                                                        ============      ===========       =============

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)


(7) FAIR VALUE MEASUREMENTS:

       Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

       A fair value hierarchy requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. FAS 157 establishes three levels of inputs that may be used to measure fair value:

              Level 1 quoted prices in active markets for identical assets or liabilities;

              Level 2 inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

              Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

       Mutual Funds - valued at the net asset value of shares held by the Plan at year-end. The net asset value is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

       Common Stock - valued at the closing price reported on the active market on which the individual securities are traded, and classified within level 1 of the valuation hierarchy.

       Common Collective Trust - valued using the net asset value provided by the administrator of the Fund. The net asset value is based on the value of the underlying assets owned by the Fund, minus its liabilities, and these divided by the number of units outstanding. The investment is classified within level 2 of the valuation hierarchy because the unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are primarily based on observable inputs.

       Participant loans - valued at the amortized cost, which approximates fair value. Based on a lack of observable inputs, participant loans have been classified as level 3 of the valuation hierarchy.

                         H. J. HEINZ COMPANY SAVER PLAN
                    Notes to Financial Statements (Continued)

       Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 categorized using the classification system defined above.

                                   Assets at Fair Value as of December 31, 2009
                             ------------------------------------------------------
Description                    Level 1        Level 2       Level 3         Total
-----------                  ------------   -----------   ----------   ------------
Mutual Funds                 $382,001,798   $        --   $       --   $382,001,798
Common Stocks                 100,487,164            --           --    100,487,164
Common Collective Trusts               --   $37,061,670           --     37,061,670
                             ------------   -----------   ----------   ------------
Total Master Trust Assets
   at fair value             $482,488,962   $37,061,670   $       --   $519,550,632
                             ============   ===========   ==========   ============

Participant Loans            $         --   $        --   $3,382,934   $  3,382,934

       The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2009.

Level 3 Assets                                                 Participant Loans
--------------                                                 -----------------
Balance as of January 1, 2009                                      $3,543,963
New loan issuances                                                  1,631,406
Repayments and deemed distributions                                (1,792,435)
                                                                   ----------
Balance as of December 31, 2009                                    $3,382,934
                                                                   ==========

(8)  Recently Issued Accounting Standards:

     In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements," which changes certain disclosure requirements for fair value measurements. Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of level 1 and level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. In addition, the changes require a reporting entity to disclose, in the reconciliation of fair value measurements using significant unobservable inputs (level 3), separate information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). The Plan will adopt the guidance for additional disclosure requirements in 2010, except for the gross presentation of the level 3 roll forward information, which the Plan will adopt in 2011. Other than the additional disclosure requirements, this guidance will not have a material impact on the Plan's financial statements.

     On September 15, 2009, the FASB Accounting Standards Codification (the "Codification") became the single source of authoritative generally accepted accounting principles in the United States of America. The Codification changed the referencing of financial standards but did not change or alter existing U.S. GAAP. The Codification became effective for the Plan in 2009.


(9)  Subsequent Events:

     We have evaluated the effects of events that have occurred subsequent to December 31, 2009 through the date of this report. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

                         H. J. HEINZ COMPANY EMPLOYEES
                                   SAVER PLAN

                          EIN: 25 - 0542520  PLAN 011
    SCHEDULE H, LINE 4i ---- SCHEDULE OF ASSETS (HELD AT END OF YEAR) as of
                               December 31, 2009


                                                     (c) Description of investment including
               (b) Identity of issue, borrower,          maturity date, rate of interest,                    (e) Current
    (a)            lessor, or similar party              collateral, par or maturity value       (d) Cost        Value
    ---        --------------------------------      ----------------------------------------    --------    -----------
     *               Bank of New York Mellon         EB Temporary Investment Fund                $158,272     $  158,272

     *               Participant Loans               Participant Loans                                 --      3,382,934
                                                     Interest Rates, 4.25% - 9.25%
                                                     Maturity through 2022


* Denotes a party-in-interest, for which a statutory exemption exists.

                                  EXHIBIT INDEX

         Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.


23. The consent of Independent Registered Public Accounting Firm dated June 16, 2010 is filed herein.








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